# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northstar Healthcare Income, Inc., CIK 0001503707
CUSIP: 000000000
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 575 LEXINGTON AVENUE 14TH ST, 14TH FLOOR, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-033320
Filed by CIK 0001726993

## Reporting persons
- Comrit Investments 1, Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,654,566.63; shared voting power 0; sole dispositive power 13,654,566.63; shared dispositive power 0; aggregate amount beneficially owned 13,654,566.63 (7.4% of the class)
  Comment: Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of November 7, 2024, as reported by Northstar Healthcare Income, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Comrit Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 13,654,566.63; shared voting power 0; sole dispositive power 13,654,566.63; shared dispositive power 0; aggregate amount beneficially owned 13,654,566.63 (7.4% of the class)
  Comment: Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of November 7, 2024, as reported by Northstar Healthcare Income, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Ziv Sapir: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 13,654,566.63; shared voting power 0; sole dispositive power 13,654,566.63; shared dispositive power 0; aggregate amount beneficially owned 13,654,566.63 (7.4% of the class)
  Comment: Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of November 7, 2024, as reported by Northstar Healthcare Income, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: Northstar Healthcare Income, Inc.
Address of issuer's principal executive offices: 575 Lexington Avenue, 14th Floor, New York, NY, 10022

## Item 2. Person Filing
Name of person filing: (i) Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership; (ii) Comrit Investments Ltd., an Israel limited liability private company; and (iii) Ziv Sapir, an Israeli citizen.
Address of principal business office or, if none, residence:
9 Ahad Ha'am Street

Tel Aviv, Israel 6129101
Citizenship:
Comrit Investments 1, Limited Partnership - Cayman Islands

Comrit Investments Ltd. - Israel

Ziv Sapir - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For Comrit Investments 1, Limited Partnership: 13,654,566.6320
For Comrit Investments Ltd: 13,654,566.6320
For Ziv Sapir: 13,654,566.6320
Percent of class:
For Comrit Investments 1, Limited Partnership: 7.4
For Comrit Investments Ltd: 7.4
For Ziv Sapir: 7.4
Sole power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership: 13,654,566.6320
For Comrit Investments Ltd: 13,654,566.6320
For Ziv Sapir: 13,654,566.6320
Shared power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership: 0
For Comrit Investments Ltd: 0
For Ziv Sapir: 0
Sole power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership: 13,654,566.6320
For Comrit Investments Ltd: 13,654,566.6320
For Ziv Sapir: 13,654,566.6320
Shared power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership: 0
For Comrit Investments Ltd: 0
For Ziv Sapir: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of February 11, 2025, by and between Comrit Investments Ltd., Comrit Investments 1, Limited Partnership, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Comrit Investments 1, Limited Partnership: /s/ Ziv Sapir, By Comrith Investments Ltd., its general partner Ziv Sapir / Chief Executive Officer (02/11/2025)
- Comrit Investments Ltd.: /s/ Ziv Sapir, Ziv Sapir / Chief Executive Officer (02/11/2025)
- Ziv Sapir: /s/ Ziv Sapir, Ziv Sapir (02/11/2025)